Exhibit 99.1

January 12, 2022

The Board of Directors

51job, Inc.

Building 3, No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

with a copy to:

Simpson Thacher & Bartlett

35/F, ICBC Tower

3 Garden Road, Central

Hong Kong

Attention: Ian C. Ho

Email: iho@stblaw.com

Special Committee

c/o 51job, Inc.

Building 3, No. 1387 Zhang Dong Road

Shanghai 201203

People’s Republic of China

with a copy to:

Davis Polk & Wardwell LLP

The Hong Kong Club Building

3A Chater Road

Hong Kong, China

Attention: Miranda So

Email: miranda.so@davispolk.com

Dear Members of the Board of Directors and Special Committee,

Reference is made to the agreement and plan of merger between Garnet Faith Limited (“Merger Sub”) and 51Job, Inc. (the “Company”) dated June 21, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”, and the transaction contemplated by the existing Merger Agreement and other related transaction documents, the “Original Transaction”). All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

In light of the widely-publicized recent legislative and regulatory developments in the PRC surrounding national security, cybersecurity, and data security, and in order to increase the certainty of closing the transaction on a timely basis in compliance with all applicable PRC laws, we are proposing to make the following adjustments to the parameters of the Original Transaction (the “Proposal”, and the Original Transaction as adjusted pursuant to the Proposal, the “Updated Transaction”). The Consortium Members and their PRC counsel are of the view that the Updated Transaction will not trigger any regulatory filing in the PRC.

In order to mitigate potential challenges to the legality of the Original Transaction, Merger Sub is proposing to reduce the combined foreign ownership of DCP and OL in the Company upon consummation of the Updated Transaction to 9.99%. In light of the new ownership structure, we are also proposing to reduce the Per Share Merger Consideration and Per ADS Merger Consideration from US$79.05 to US$57.25. Among other things, Merger Sub considered the following factors when arriving at the proposed consideration:

(i)	deterioration of macroeconomic and general market conditions, as evidenced for example by the decline in the NASDAQ Golden Dragon China Index by approximately 40% in the second half of 2021 (from 14895.17 as of June 30, 2021 to 8893.72 as of December 31, 2021), and the share price declines of major Chinese technology companies listed outside of the PRC;

(ii)	tightening of regulatory policies across industries in the PRC, which is expected to have a meaningful impact on recruitment demand and the general market environment; and

(iii)	persistent challenges for the economy and businesses in the PRC from the continuing impact of COVID-19.

Set forth below are the other key terms of our Proposal:

1.    Purchase Price. The Per Share Merger Consideration and the Per ADS Merger Consideration will be payable in cash at a price equivalent to US$57.25 per Share and US$57.25 per ADS, respectively. This represents a premium of 24.92% to the Company’s last closing price on January 11, 2022, and a premium of 23.30% to the Company’s volume-weighted average price during the last 30 days.

2.    Amended Transaction Documentation. We believe the documentation for the Original Transaction can be easily updated to reflect the terms of the Updated Transaction, including amendments to the Merger Agreement, Equity Commitment Letters and Guarantees reflecting the new price and revised pro rata ownership interest in the Company upon consummation of the Updated Transaction.

3.    Debt Financing Approval Process. Our Proposal is subject to the approval of the lenders of the Debt Financing.

4.    No Binding Commitment. This letter constitutes only a preliminary proposal and does not constitute any binding offer or commitment with respect to the Original Transaction. Any binding legal obligations will result only from the execution of definitive agreements, and then only on terms and conditions provided in such agreements.

In closing, we would like to express our commitment to working together to bring this matter to a successful and timely conclusion. Should you have any questions regarding our Proposal, please contact us. We look forward to hearing from you.

Sincerely,

Garnet Faith Limited

By:	/s/ Julian Juul Wolhardt
Name: Julian Juul Wolhardt
Title: Director

[Signature Page to Proposal Letter]